UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes earnings release for the first quarter of 2009

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2009

Highlights

•	SQM reported net income for the first quarter of 2009 of US$86.3 million, an increase of 33% over the first quarter of 2008.

•	Earnings per ADR totaled US$0.33 for the quarter, compared to US$0.25 for the same period of 2008.

•	Operating income for first quarter 2009 was 39% higher than that of first quarter 2008.

Santiago, Chile, April 28, 2009.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2009 of US$86.3 million (US$0.33 per ADR), an increase of 33% with respect to the same period of 2008, when earnings totaled US$64.8 million (US$0.25 per ADR).  Operating income reached US$119.5 million (37% of revenues), 39% higher than the US$86.2 million (26% of revenues) recorded during the first quarter of 2008.  Revenues totaled US$320.9 million for the first quarter, representing a decrease of 2% over the US$326.3 million reported in the same period of 2008.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “Considering the current global economy and the difficult circumstances of world markets in general, the increase in our quarterly operating income and net income is very good news. The Company’s different business lines prevent us from depending on a single product or market and provide us with diversified sources of revenue that allow us to deliver higher operating margins”. He continued, “Higher sales prices during the first quarter of the year compared to the same period of the previous year combined with lower operating costs have allowed us to offset the lower sales volumes in our SPN, iodine and lithium businesses, which have in general followed the downward trend observed in different sectors of the economy during recent times.  As anticipated, higher production levels of potassium chloride have translated into significantly higher sales volumes and have positively impacted our margins.”

Mr. Contesse concluded, “We remain confident that the fertilizer and industrial markets that use our products should recover by the second semester, increasing results in the second half of the year compared to the first half of this year.”

Segment Analysis

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

Specialty Plant Nutrition

Revenues from our Specialty Plant Nutrition business line for the first three months of 2009 totaled US$145.7 million, 15% lower than the US$170.5 million recorded for the same period in 2008.

Operating margins were higher than those of the same period of the previous year due to the higher average prices and lower costs, which more than compensated for the significant decrease in sales volumes. Lower demand seen in the past few months was mainly driven by the global economic downturn affecting our sales volumes and negatively impacting revenues in this business line.

The current financial crisis has translated into restricted access to credit for farmers and distributors around the world which has impacted fertilizer demand in most markets.  This effect, combined with the uncertainty regarding the evolution of fertilizer prices, has meant that distributors have sold existing inventories rather than purchase new stock, and customers have delayed fertilizer application, both negatively impacting worldwide demand.

These circumstances are not sustainable in the long term given that producers of high value crops must use specialty fertilizers to reach optimum production levels to ensure the growth and quality of premium crops.  The fundamental drivers that have explained the growth of specialty fertilizers in the past –scarcity of water, high cost of land and the need for better quality crops– remain the same and should become more important in the medium- to long-term and should positively impact demand.

Sales prices during the first quarter remained at similar levels to those observed in the fourth quarter of last year, and we believe they should remain relatively stable in the following quarters.

Specialty Plant Nutrition gross margin (1) for the first three months of 2009 accounted for approximately 40% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the first three months of 2009 totaled US$43.1 million, a decrease of 28% with respect to the US$60.1 million reported for the first three months of 2008.

The decrease in revenues was mainly the result of lower sales volumes in those applications that have been most affected by the current global economic downturn, such as nylon, biocides and polarizing films for LCD’s. In general, we have seen a decline in demand for applications related with the automotive industry, construction sector and consumer electronics. However, uses related to health and human nutrition have remained stable during the period, and in addition, new applications in agrochemicals continued to show promising growth.

During the first quarter, we have already seen the effects of the announced price increase in this business line. In addition, lower energy costs resulted in higher margins during the first three months compared to the same period in 2008, which helped compensate for lower sales volumes during the first quarter. We expect that sales volumes should return to normal levels in the second half of this year.

Gross margin for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin in the first three months of 2009.

Lithium and Derivatives

Revenues for Lithium and Derivatives totaled US$24.5 million during the first three months of 2009, a decrease of 42% with respect to the US$42.1 million reported for the first three months of 2008.

Sales prices in the first quarter remained at similar levels to those observed in the same quarter of the previous year.  The lower revenues are therefore the result of a substantial decline in sales volumes. Because end uses in this sector are sensitive to economic cycles, decreased demand was seen across most of the applications in this segment.

Lower demand seen during recent months can be explained by both reduced consumption in end uses as well as inventory optimization of lithium customers. Given the economic circumstances, lithium customers are no longer maintaining the high inventory levels that were seen prior to the downturn. This inventory optimization has resulted in delayed purchases further compounding the effects of lower demand for end uses.  We expect, however, that volumes in the second half should be higher than in the first half of this year.

Gross margin for the Lithium and Derivatives segment accounted for approximately 9% of SQM’s consolidated gross margin in the first three months of 2009.

Potassium Chloride

Potassium chloride revenues for the first three months of 2009 totaled US$72.1 million, a 366% increase with respect to the first three months of 2008, when revenues amounted to US$15.5 million.

During the first quarter, SQM was able to expand its potassium chloride business line. Our sales last year were concentrated mostly in Chile, and given our capacity increase we have started to focus on foreign markets. Our global presence and our relatively small size in potash give us more flexibility to sell the additional volume.

As anticipated potassium chloride revenues have grown considerably due to a significant increase in sales volumes during the first quarter of the year. We expect sales volumes to continue to grow in the following quarters.

Gross margin for potassium chloride accounted for approximately 30% of SQM’s consolidated gross margin in the first three months of 2009.

Industrial Chemicals

Industrial Chemicals revenues for the first three months of 2009 reached US$22.4 million, 7% lower than the US$24.0 million recorded for the same period of the previous year.

During the first quarter of 2009, volumes were lower than in the same period of the previous year, whereas prices increased following the price trend seen for nitrate fertilizers. As a result, revenues fell slightly during the period. Applications for industrial chemicals related to construction uses, such as glass and frits, were negatively impacted due to the economic downturn.

On a positive note, other applications such as explosives and charcoal briquettes remained stable during the period. In addition, we continue to see growing demand for industrial-grade sodium nitrate to be used in solar energy plants. We expect this trend to continue in the future since we have already settled a number of contracts for 2009, and new projects are currently being developed.

Gross margin for the Industrial Chemicals segment accounted for approximately 7% of SQM’s consolidated gross margin in the first three months of 2009.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$13.1million in the first three months of the year, down from US$14.1 million for the same period of the previous year. Global consumption for commodity fertilizers decreased in response to the negative world economic scenario and general lack of credit for farmers.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$21.0 million (6.5% of revenues) for the first three months of 2009, compared to the US$18.0 million (5.5% of revenues) recorded during the same period of 2008.

Operating Costs

Operating costs for the first three months of 2009 totaled US$180.4 million, compared to the US$222.1 million of the same period of the previous year.  Production costs have continued to decline during the last 6 months, following the trend of lower energy and raw material costs, the appreciation of the U.S. dollar and the positive effects of initiatives to reduce costs and increase productivity.

Non-operating Income

The Company recorded a non-operating loss of US$13.2 million for the first three months of 2009, which is higher than the US$3.6 million loss recorded for the same period of 2008.  This increase can be explained by: losses related to foreign currency translation, lower results from investment in related companies and higher financial expenses.

Notes:

(1)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Carolina Rojas, 56-2-4252250 / carolina.rojas@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 1st Quarter
	2009	2008

Revenues	320.9	326.3

Specialty Plant Nutrition	145.7	170.5
Potassium Nitrate and Blended Fertilizers(1)	122.0	151.8
Potassium Sulfate	23.7	18.8
Iodine and Iodine Derivatives	43.1	60.1
Lithium and Lithium Derivatives	24.5	42.1
Potassium Chloride	72.1	15.5
Industrial Chemicals	22.4	24.0
Industrial Nitrates	21.7	23.2
Boric Acid	0.7	0.8
Other Income	13.1	14.1

Cost of Goods Sold	(145.7)	(196.9)
Depreciation	(34.7)	(25.2)

Gross Margin	140.5	104.2

Selling and Administrative Expenses	(21.0)	(18.0)

Operating Income	119.5	86.2

Non-Operating Income	(13.2)	(3.6)
Financial Income	4.0	3.0
Financial Expenses	(7.9)	(5.5)
Others	(9.2)	(1.1)

Income Before Taxes	106.3	82.6
Income Tax	(21.0)	(13.3)
Other Items	1.0	(4.6)

Net Income	86.3	64.8
Net Income per ADR (US$)	0.33	0.25

(1) Includes Yara Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet

(US$ Millions)	As of March 31
	2009	2008

Current Assets	1,685.2	1,058.6
Cash and cash equivalents (1)	569.2	166.4
Accounts receivable (2)	407.3	348.2
Inventories	579.1	442.2
Others	129.7	101.8

Fixed Assets	1,155.3	1,006.5

Other Assets	108.3	99.9
Investments in related companies (3)	65.3	58.5
Others	43.0	41.5

Total Assets	2,948.8	2,165.0

Current Liabilities	619.1	280.6
Short-term interest-bearing debt	303.5	16.4
Others	315.6	264.1

Long-Term Liabilities	733.6	585.4
Long-term interest-bearing debt	631.5	502.3
Others	102.2	83.1

Minority Interest	46.3	51.0

Shareholders' Equity	1,549.8	1,248.0

Total Liabilities	2,948.8	2,165.0

Current Ratio (4)	2.7	3.8
Net Debt / Total Capitalization (5)	18.6%	21.3%

(1) Cash + time deposits + marketable securities
(2) Accounts receivable + accounts receivable from related co.
(3) Investments in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: April 28, 2009